Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

7 December 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

12/19

FILE NO: 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 7 December 2005, Merrill Lynch & Co., Inc notified the Australian Stock Exchange that its shareholding in Brambles Industries Limited had increased from 5.64% (54,836,093 shares) to 8.51% (82,663,609 shares) with effect from 2 December 2005.

7 December 2005

Contact: Laura Jackson, Company Secretariat
Tel: +44 (020) 7659 6030

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch Investment Managers Group Limited, Merrill Lynch & Co., Inc and Merrill Lynch Group, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

05 December 2005

12) Total holding following this notification

71,223,907

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

9.82%

14) Any additional information

See below

15) Name of contact and telephone number for queries

Laura Jackson - 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 6 December 2005

Details of Registered Holders

Merrill Lynch & Co., Inc	69,740,420
Merrill Lynch Group, Inc	933,632
Nutraco Nominees Limited	549,855
Total	71,223,907

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 5 December 2005, The Capital Group Companies, Inc notified the Australian Stock Exchange that it had ceased to be a substantial shareholder in Brambles Industries Limited with effect from 30 November 2005.

5 December 2005

Contact: Laura Jackson, Company Secretariat
Tel: +44 (020) 7659 6030

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not advised

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

1 December 2005

12) Total holding following this notification

66,697,046

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

9.19%

14) Any additional information

15) Name of contact and telephone number for queries

Kerry Porritt – 020 7659 6020

16) Name of authorised company official responsible for making this notification

Kerry Porritt FCIS, Deputy Company Secretary

Date of notification 2 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

UBS AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG, acting through its business group and legal entities listed below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

29 November 2005

11) Date company informed

1 December 2005

12) Total holding following this notification

48,324,857

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

6.66%

14) Any additional information

15) Name of contact and telephone number for queries

Kerry Porritt - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Kerry Porritt FCIS, Deputy Company Secretary

Date of notification 1 December 2005

Details of Registered Holders

UBS Global Asset Management(Life) Ltd	1,510,144
UBS AG London Branch	38,923,013
UBS AG Australia Branch	7,619,700
UBS Securities Australia Ltd	272,000
Total	48,324,857

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch Investment Managers Group Limited, Merrill Lynch & Co., Inc and Merrill Lynch Group, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

1 December 2005

12) Total holding following this notification

65,149,434

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

FILE NO: 82-5205

8.97%

14) Any additional information

See below

15) Name of contact and telephone number for queries

Kerry Porritt - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Kerry Porritt FCIS, Deputy Secretary

Date of notification 1 December 2005

Details of Registered Holders

Merrill Lynch & Co., Inc	63,659,647
Merrill Lynch Group, Inc	933,632
Nutraco Nominees Limited	556,155
Total	65,149,434

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 1 December 2005, Merrill Lynch & Co., Inc notified the Australian Stock Exchange that it had ceased to become a substantial shareholder in Brambles Industries Limited with effect from 24 November 2005.

On 1 December 2005, Merrill Lynch & Co., Inc notified the Australian Stock Exchange that it had become a substantial shareholder in Brambles Industries Limited with effect from 25 November 2005. Merrill Lynch & Co. Inc, holds 54,836,093 shares in Brambles Industries Limited, which is 5.64% of its issued ordinary share capital.

1 December 2005

Contact: Kerry Porritt FCIS, Deputy Secretary
Tel: +44 (020) 7659 6020

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

1 December 2005

12) Total holding following this notification

50,573,500

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

6.97%

14) Any additional information

15) Name of contact and telephone number for queries

Kerry Porritt FCIS - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Kerry Porritt FCIS, Deputy Company Secretary

Date of notification 1 December 2005

Details of Registered Holders

Capital Guardian Trust Company		2.72%
State Street Nominees Limited	2,964,191	
Bank of New York Nominees	503,612	
Northern Trust	187,700	
Chase Nominees Limited	10,459,033	
BT Globenet Nominees Ltd.	294,391	
Midland Bank plc	1,763,400	
Bankers Trust	879,100	
Barclays Bank,	27,400	
Barclays Global Securities Services		
Brown Bros.	28,135	
Nortrust Nominees	1,194,214	
Royal Bank of Scotland	58,900	
MSS Nominees Limited	30,200	
State Street Bank & Trust Co	76,500	
Citibank NA	27,100	
Mellon Bank N.A.	51,100	
ROY Nominees Limited	26,600	
Mellon Nominees (UK) Limited	475,800	
HSBC	27,913	
JP Morgan Chase Bank	658,078	
Total	19,733,367	

Capital International Limited		1.69%
State Street Nominees Limited	211,810	
Bank of New York Nominees	3,772,526	
Northern Trust	653,112	
Chase Nominees Limited	1,906,109	
Midland Bank plc	192,000	
Bankers Trust	54,200	
Barclays Bank,	154,700	
Barclays Global Securities Services		
Citibank London	577,491	
Morgan Guaranty	58,800	
Nortrust Nominees	1,670,157	
Royal Bank of Scotland	789,097	
MSS Nominees Limited	42,800	
State Street Bank & Trust Co	204,986	
National Westminster Bank	126,500	

Lloyds Bank	108,200	
Citibank NA	54,600	
Deutsche Bank AG	333,900	
HSBC Bank plc	333,400	
Mellon Bank N.A.	169,104	
Northern Trust AVFC	185,100	
KAS UK	42,915	
Mellon Nominees (UK) Limited	420,500	
Bank One London	136,980	
Clydesdale Bank plc	77,900	
Total	12,276,887	
Capital International S.A.		0.778%
State Street Nominees Limited	14,900	
Chase Nominees Limited	2,096,176	
Credit Suisse London Branch	103,600	
Midland Bank plc	263,800	
Barclays Bank, Barclays Global Securities Services	372,600	
Brown Bros.	85,360	
Nortrust Nominees	17,300	
Morgan Stanley	21,700	
Royal Bank of Scotland	123,740	
J.P. Morgan	1,978,600	
Lloyds Bank	23,956	
Citibank NA	73,400	
Deutsche Bank AG	154,846	
HSBC Bank plc	294,890	
HSBC	18,500	
Total	5,643,368	
Capital International Inc.		0.526%
State Street Nominees Limited	1,911,500	
Bank of New York Nominees	152,585	
Chase Nominees Limited	133,400	
Midland Bank plc	189,700	
Brown Bros.	241,800	
Nortrust Nominees	116,399	
Royal Bank of Scotland	145,500	
Sumitomo Trust & Banking	53,400	
RBSTB Nominees Ltd.	66,500	
State Street Australia Limited	77,000	
HSBC Bank plc	281,794	
JP Morgan Chase Bank	447,300	
Total	3,816,878	
Capital Research and Management Company		1.255%
Chase Nominees Limited	9,103,000	
Total	9,103,000	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

30 November 2005

12) Total holding following this notification

57,139,813

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

7.87%

14) Any additional information

15) Name of contact and telephone number for queries

Kerry Porritt FCIS - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Kerry Porritt FCIS, Deputy Company Secretary

Date of notification 1 December 2005

Details of Registered Holders

Capital Guardian Trust Company		2.718%
State Street Nominees Limited	2,964,191	
Bank of New York Nominees	503,612	
Northern Trust	187,700	
Chase Nominees Limited	10,459,033	
BT Globenet Nominees Ltd.	294,391	
Midland Bank plc	1,763,400	
Bankers Trust	879,100	
Barclays Bank,	27,400	
Barclays Global Securities Services		
Brown Bros.	14,235	
Nortrust Nominees	1,194,214	
Royal Bank of Scotland	58,900	
MSS Nominees Limited	30,200	
State Street Bank & Trust Co	76,500	
Citibank NA	27,100	
Mellon Bank N.A.	51,100	
ROY Nominees Limited	26,600	
Mellon Nominees (UK) Limited	475,800	
HSBC	27,913	
JP Morgan Chase Bank	658,078	
Total	19,719,467	

Capital International Limited		2.55%
State Street Nominees Limited	383,110	
Bank of New York Nominees	4,559,526	
Northern Trust	1,140,312	
Chase Nominees Limited	2,988,809	
Midland Bank plc	354,300	
Bankers Trust	167,000	
Barclays Bank,	214,300	
Barclays Global Securities Services		
Citibank London	750,991	
Morgan Guaranty	132,100	
Nortrust Nominees	2,264,847	
Royal Bank of Scotland	964,297	
MSS Nominees Limited	83,900	
State Street Bank & Trust Co	1,363,459	
National Westminster Bank	178,000	

Lloyds Bank	108,200	
Citibank NA	54,600	
Deutsche Bank AG	719,600	
Chase Manhattan Nominee Ltd	66,100	
HSBC Bank plc	575,500	
Mellon Bank N.A.	271,004	
Northern Trust AVFC	185,100	
KAS UK	83,515	
Mellon Nominees (UK) Limited	484,100	
Bank One London	248,680	
Clydesdale Bank plc	141,900	
JP Morgan Chase Bank	14,600	
Total	18,497,850	
Capital International S.A.		0.827%
State Street Nominees Limited	33,200	
Bank of New York Nominees	11,300	
Chase Nominees Limited	2,096,176	
Credit Suisse London Branch	103,600	
Midland Bank plc	263,800	
Barclays Bank, Barclays Global Securities Services	418,100	
Pictet & Cie, Geneva	6,600	
Brown Bros.	88,200	
Nortrust Nominees	32,200	
Morgan Stanley	31,500	
Royal Bank of Scotland	198,150	
J.P. Morgan	1,978,600	
National Westminster Bank	28,400	
Lloyds Bank	23,956	
RBSTB Nominees Ltd.	64,500	
Citibank NA	73,400	
Deutsche Bank AG	154,846	
HSBC Bank plc	372,790	
HSBC	23,300	
Total	6,002,618	
Capital International Inc.		0.526%
State Street Nominees Limited	1,911,500	
Bank of New York Nominees	152,585	
Chase Nominees Limited	133,400	
Midland Bank plc	189,700	
Brown Bros.	241,800	
Nortrust Nominees	116,399	
Royal Bank of Scotland	145,500	
Sumitomo Trust & Banking	53,400	
RBSTB Nominees Ltd.	66,500	
State Street Australia Limited	77,000	
HSBC Bank plc	281,794	
JP Morgan Chase Bank	447,300	
Total	3,816,878	
Capital Research and Management Company		1.255%
Chase Nominees Limited	9,103,000	
Total	9,103,000	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Merrill Lynch & Co., Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Merrill Lynch Investment Managers Group Limited, Merrill Lynch & Co., Inc and Merrill Lynch Group, Inc.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

29 November 2005

12) Total holding following this notification

53,444,804

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

7.36%

14) Any additional information

See below

15) Name of contact and telephone number for queries

Kerry Porritt - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Kerry Porritt, Deputy Secretary

Date of notification 29 November 2005

Details of Registered Holders

Merrill Lynch & Co., Inc	51,955,017
Merrill Lynch Group, Inc	933,632
Nutraco Nominees Limited	556,155
Total	53,444,804